EXHIBIT 99.1

Solaris Closes $54 Million in Financing

VANCOUVER, British Columbia, June 10, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to announce that it has closed its previously announced bought deal equity offering (the “Offering”). The Company issued, on a bought deal basis, 8,222,500 common shares of the Company (“Common Shares”), including 1,072,500 Common Shares pursuant to the underwriters’ full exercise of the over-allotment option, at a price of $4.90 per Common Share for aggregate gross proceeds of $40,290,250.

The Offering was completed pursuant to an underwriting agreement dated May 27, 2024, between the Company and a syndicate of underwriters led by National Bank Financial Markets, RBC Capital Markets and BMO Capital Markets, as Joint Bookrunners.

The net proceeds of the Offering will be used to fund an expanded exploration and infill drilling program at the Company’s flagship Warintza Project in southeastern Ecuador, together with enhanced regional exploration activities, including fieldwork on ten new exploration concessions which were recently awarded to the Company, and for working capital and general corporate purposes.

The Company also issued, on a private placement basis, 2,795,102 Common Shares at a price of $4.90 per Common Share for aggregate gross proceeds of $13,696,000 (US$10,000,000) pursuant to the drawdown of its second equity tranche of the Company’s previously announced offtake financing package. See the Company’s news release dated December 11, 2023, for additional information.

Unless otherwise stated, all dollar amounts disclosed herein are expressed in Canadian dollars.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares nor shall any sale of the Common Shares occur in any jurisdiction, including the United States, in which such offer, solicitation or sale is unlawful. The securities have not been and will not be registered under the U.S. Securities Act or any securities laws of any state of the United States and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States unless an exemption from such registration requirements is available.

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the use of proceeds raised in the Offering. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including the Company’s future plans. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.